

08029244

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

FEB 2 9 2008

Washington, DC

SEC FILE NUMBER
8- 66656

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007

  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidus Securities, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

121 West Trade Street, Suite 1800

(No. and Street)

Charlotte	North Carolina	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Edward Imbrogno   704-334-2215

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer & Walker. LLP

(Name – *if individual, state last, first, middle name*)

201 South Tryon Street, Suite 1500	Charlotte	North Carolina	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

PROCESSED

MAR 2 8 2008

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Edward Imbrogno__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Fidus Securities, LLC__ , as of __December 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Lois E. Miller
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIDUS SECURITIES, LLC

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2007 and
Independent Auditors' Report

Table of Contents



GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Fidus Securities, LLC:

We have audited the accompanying statement of financial condition of Fidus Securities, LLC as of December 31, 2007 and the related statements of operations, of changes in member's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. As explained in Note 3 to the financial statements, Fidus Securities, LLC is a wholly-owned subsidiary of Fidus Partners, LLC.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fidus Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green & Walker, LLP

February 26, 2008

TRUSTED BUSINESS ADVISORS

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

FIDUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	158,715
Due from parent company		67,546
TOTAL ASSETS	$	226,261

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		226,261
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	226,261

See notes to financial statements.

FIDUS SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE:		
Fees	$	7,274,000
Other		35,000
Total		7,309,000
EXPENSES:		
Office services		643,875
Professional fees		25,760
Business licenses and fees		12,327
Insurance expense		1,202
Other		802
Total expenses		683,966
NET INCOME	$	6,625,034

See notes to financial statements.

FIDUS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

MEMBER'S EQUITY, DECEMBER 31, 2006	$	92,460
CONTRIBUTIONS FROM MEMBER		648,767
WITHDRAWALS BY MEMBER		(7,140,000)
NET INCOME		6,625,034
MEMBER'S EQUITY, DECEMBER 31, 2007	$	226,261

See notes to financial statements.

FIDUS SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2007

SUBORDINATED LIABILITIES, DECEMBER 31, 2006	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2007	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2007	$ -

See notes to financial statements.

FIDUS SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	6,625,034
Adjustments to reconcile net income to net cash from operating activities:		
Contribution of office services from member		486,422
Contribution of professional fees from member		25,760
Decrease in retainer fee receivable		25,000
Increase in due from parent company		(67,546)
Net cash provided by operating activities		7,094,670
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from member		136,585
Distributions to member		(7,140,000)
Net cash applied to financing activities		(7,003,415)
NET INCREASE IN CASH		91,255
CASH, DECEMBER 31, 2006		67,460
CASH, DECEMBER 31, 2007	$	158,715

See notes to financial statements.

FIDUS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

   Operations - Fidus Securities, LLC (the "Company") is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer the Company primarily represents clients in merger and acquisition related activities composed primarily of sell-side transactions structured as the sale of corporate stock or other securities to institutional or corporate acquirers. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority (formerly the National Association of Security Dealers) and the Securities Investor and Protection Corporation. In 2007, the Company received a payment of $35,000 related to the merger of the National Association of Security Dealers and the New York Stock Exchange to form the Financial Industry Regulatory Authority. Such amount has been reported as other revenue in the accompanying statement of operations.

   Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

   Cash - The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

   Income Taxes - For income tax purposes, the Company is considered to be a disregarded entity. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements since the member includes the Company's taxable income or losses in its income tax returns. Temporary differences exist between income or loss recognized for financial reporting and income tax purposes. Such differences primarily relate to the use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for income tax purposes.

2. NET CAPITAL REQUIREMENTS

   The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $158,715 which was $153,715 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2007 and therefore, the net capital ratio does not apply.

3. RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Fidus Partners, LLC, and was established to process certain transactions initiated by itself or its parent company that require the services of a registered broker-dealer.   Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company.   The parent company allocates 10% of its common office overhead to the Company in the form of an office services charge.   The Company incurred $643,875 in such charges for the year ended December 31, 2007, of which $486,422 was offset by a capital contribution from its parent company. The Company had an intercompany receivable balance from its parent company in the amount of $67,546 as of December 31, 2007.

FIDUS SECURITIES, LLC

<u>SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2007</u>

1.   The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)i.

See independent auditors' report.

FIDUS SECURITIES, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2007
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2007 (Unaudited)	$	158,715
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2007 (Audited)	$	158,715

See independent auditors' report.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		226,261 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		226,261 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

		0 [3525]
5.	Total capital and allowable subordinated liabilities	226,261 [3530]
6.	Deductions and/or charges:	
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	67,546 [3540]
	B. Secured demand note deficiency	[3590]
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]
	D. Other deductions and/or charges	[3610] -67,546 [3620]
7.	Other additions and/or credits (List)	

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

		0 [3630]
8.	Net capital before haircuts on securities positions	158,715 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):	
	A. Contractual securities commitments	[3660]
	B. Subordinated securities borrowings	[3670]
	C. Trading and investment securities:	
	1. Exempted securities	[3735]

2.	Debt securities	[3733]	
3.	Options	[3730]	
4.	Other securities	[3734]	
D.	Undue Concentration	[3650]	
E.	Other (List)		

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	0
0	[3740]
[3736]	

		158,715
10.	Net Capital	[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0
		[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000
		[3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000
		[3760]
14.	Excess net capital (line 10 less 13)	153,715
		[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	158,715
		[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	0
		[3790]
17.	Add:	

A.	Drafts for immediate credit	[3800]
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]
C.	Other unrecorded amounts(List)	

[3820A]	[3820B]
[3820C]	[3820D]

See independent auditors' report.

	[3820E]	[3820F]	
		0	0
		[3820]	[3830]
			0
19. Total aggregate indebtedness			[3840]
		%	0
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			[3850]

OTHER RATIOS

| | % | 0 |
| **21.** Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | [3860] |



GREER & WALKER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Fidus Securities, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Fidus Securities, LLC (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

TRUSTED BUSINESS ADVISORS

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704-377-0239 · FACSIMILE 704-377-8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

14

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green & Walker, LLP

February 26, 2008



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